                                                                                                                                Exhibit 99.1

Contact: Fred Ryan

telephone: 441.295.8585

W.P. Stewart & Co., Ltd. Holds

Annual General Meeting of Shareholders

18 November 2008

Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today held its Annual General Meeting of shareholders in Hamilton, Bermuda.

A slate of nine (9) directors composed of William P. Stewart, Henry B. Smith, Mark I. Phelps, Alexandre von Furstenberg, John C. Russell, Angus S. King, Jr., Alfred J. Mulder, Heinrich Spängler and Richard D. Spurling was elected to the Board of Directors. A proposal that the maximum number of directors be maintained at twelve (12), and that the directors of the Company be authorized to appoint new directors either to fill vacancies occurring in the Board of Directors or to act as additional directors (up to the maximum of twelve), was also approved.

During the Annual General Meeting, William P. Stewart, Executive Chairman of the Company, thanked retiring Board member, Jan J. Spiering, for his service to the Company.

Mr. Stewart commented, "I am grateful to Jan Spiering for his strong support and objective guidance as a board member. His depth of experience, both with private and public companies, has been of great assistance to us. His commitment and leadership as chair of the Audit Committee of the Board of Directors is particularly appreciated."

In addition, the shareholders approved a resolution effecting a consolidation (the “Share Consolidation”) of the Company’s authorized and issued shares, par value U.S. $0.001, pursuant to which every ten shares of the Company will be consolidated, reclassified and converted into one new common share of the Company, of par value U.S. $0.01. The Share Consolidation will become effective at 6:00 p.m. Bermuda local time on 19 November 2008.

In other action, the shareholders also:

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda
mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda
telephone: 441.295.8585 fax: 441.296.6823

1.

approved the bye-laws of the Company as amended and restated in order to permit (i) the issuance of fractional shares, which is advisable for purposes of the Share Consolidation, (ii) the electronic delivery of documents, (iii) the Company to hold repurchased shares in the Company’s treasury as treasury shares, (iv) Shareholder action by written consent upon less than unanimous consent, and (v) designated individuals to execute corporate documents which formerly required the affixation of the corporate seal;

2.

re-appointed PricewaterhouseCoopers LLP as the Company’s independent auditors for the fiscal year ended 31 December 2008 and until the close of the Annual General Meeting of the Company for 2009 and to authorize the Board of Directors (acting by its Audit Committee) to fix the auditors’ remuneration; and

3.

ratified and approved the issuance or the commitment to issue by the Company of 2,547,500 of its common shares, in the aggregate prior to the Share Consolidation, to certain of its directors, officers and other employees during the year ended 31 December 2007 and the first half of 2008 (all of which shares are or will be subject to vesting requirements ) and the commitment by the Company to issue in the future up to an additional 80,000 common shares, in the aggregate prior to the Share Consolidation, to certain of its officers and employees (all of which additional issuances are subject to the satisfaction of certain conditions relating to the Company’s profitability, investment performance or both).

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company’s shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company’s website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

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